EXHIBIT 99.1

Addex Spin-Out Neurosterix Completes Phase 1 Clinical Studies of NTX-253 for Schizophrenia

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, October 8, 2026 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, today announced that its spin-out company, Neurosterix, in which Addex holds a 20% equity interest, has completed its Phase 1 clinical studies evaluating NTX-253 and plans to advance NTX-253 into Phase 2 clinical development. NTX-253 is a positive allosteric modulator (PAM) of the muscarinic M4 receptor being developed for the treatment of schizophrenia.

“Completing Phase 1 and the decision by Neurosterix to progress NTX-253 into Phase 2 studies in schizophrenia patients is a significant achievement,” said Tim Dyer, CEO of Addex. “The well-designed study combining healthy volunteers and schizophrenia patients within a single study has provided important safety and pharmacokinetic data.”

The clinical study includes a multi-part, ascending-dose design intended to efficiently characterize NTX-253’s clinical profile and support subsequent patient-focused development. The study includes both single ascending dose (SAD) and multiple ascending dose (MAD) components, incorporating key translational elements such as food-effect and cerebrospinal fluid (CSF) assessments. The studies included both healthy volunteers and stable schizophrenia patients, and has provided important safety and pharmacokinetic data.

Neurosterix was spun-out of Addex in April 2024, raising $65 million in a Series A financing led by funds affiliated with Perceptive Advisors. Addex retains a 20% equity interest in Neurosterix.

About NTX-253 and M4 PAMs

The M4 muscarinic receptor is a validated target for treating schizophrenia and related disorders through indirect modulation of dopamine signaling. NTX-253 is a potent, selective, oral PAM of M4 that fine-tunes muscarinic signaling with the potential to reduce psychosis symptoms while avoiding the movement disorders and metabolic complications associated with traditional dopamine antagonists. Preclinical studies demonstrate robust antipsychotic-like activity and a favorable safety profile.

About Addex Therapeutics

Addex Therapeutics s a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex's has selected a GABAB PAM drug candidate for development in substance use disorders and has successfully completed IND enabling studies. Addex is also advancing an differentiated GABAB PAM compound for chronic cough. Addex holds a 20% equity interest in a private spin out company, Neurosterix US Holdings LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, psychosis and mood-related disorders and mGlu7 NAM for mood disorders. In addition, Addex has also invested in Stalicla, a private Swiss company pioneering a precision medicine approach for neurodevelopmental and neuropsychiatric disorders.

Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange. For more information, visit www.addextherapeutics.com.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "project," "potential," "continue," "target" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled "Risk Factors" in Addex Therapeutics' Annual Report on Form 20-F, prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics' views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.